UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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Powell Industries, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	001-12488	88-0106100
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

8550 Mosley Road Houston, Texas		77075-1180
(Address of principal executive offices)		(Zip Code)
Michael W. Metcalf, 713-944-6900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Report

    Powell Industries, Inc. has included the Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2023 to December 31, 2023. Unless the context otherwise indicates, “Powell,” “the Company,” “we,” “us” and “our” refer to Powell Industries, Inc. and its consolidated subsidiaries.

    For the year 2023, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, collectively referred to as 3TGs), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC (the “Covered Countries”). Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.

    A summary of our RCOI and steps of due diligence on the source and chain of custody of any 3TGs in our Covered Products is included in our Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD. In addition, our Conflict Minerals Policy is publicly available on our company website at powellind.com under the section entitled "Suppliers" and named as "Conflict Minerals Policy Statement."

Forward-Looking Statements

    The Report contains “forward-looking statements.” All statements other than statements of historical fact included in the Report are forward-looking statements. Such forward-looking statements include, but are not limited to, statements related to improvements in its processes and engagement with suppliers, as well as other statements that are not historical facts contained in or incorporated by reference into the Report. Statements that contain words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “potential,” “possible,” “would,” “outlook,” “will” or similar expressions are forward-looking statements.

These forward-looking statements speak only as of the date of the Report; we disclaim any obligation to update or revise these statements unless required by applicable law, whether as a result of new information, future events or otherwise; and we caution you not to unduly rely on them. We have based these forward-looking statements on expectations and assumptions of management at the time the statements were made. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties that could cause actual results to differ materially from those included in the Report, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, but are not limited to, the factors detailed in the Report and in our other SEC filings.

Item 1.02    Exhibit.

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 2.01     Exhibits.

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report for the calendar year ended December 31, 2023 as required by Item 1.01 of this Form.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POWELL INDUSTRIES, INC

Date: May 28, 2024	By:	/s/ Michael W. Metcalf
Michael W. Metcalf Executive Vice President
Chief Financial Officer (Principal Financial Officer)